February 23, 2017

Via EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Securities & Exchange Commission

Washington DC 20549

Re: Comment Response

 Bofat Investment, Inc.

Amendments 2 and 3 to Offering Statement on Form 1-A

Filed February 10 and 17, 2017

File No. 24-10622

Dear Mr. Long,

On behalf of Bofat Investment, Inc. (the “Issuer”), I submit the following correspondence in response to that of the Securities and Exchange Commission dated February 21, 2017.

General

1. Notwithstanding your statement on page 5, your disclosures indicate that you are a blank check company. Among other things, you are a shell company with a going concern opinion, you have no definitive agreement to build and operate a gas powered plant, you do not disclose any specific, concrete business plan, steps, or milestones necessary for you to become operational, you have no identified business uses of the proceeds of the offering other than unspecified “expenses” and expenses of the offering itself, and you have inadequate working capital. As defined in Rule 419(a)(2) of the Securities Act, a blank check company includes a company that is issuing penny stock and that is “a development stage company that has no specific business plan or operation or [whose] business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” A registrant should not attempt to create the appearance that it has a specific business plan in an effort to avoid the application of Rule 419. See Securities Act Release No. 33-6932 (April 28, 1992). The items identified above and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. As a blank check company, you do not satisfy the issuer eligibility requirements of Item 2 of Form 1-A and should withdraw the Form 1-A. If you determine to proceed with a registered public offering on Form S-1, please consider the requirements of Securities Act Rule 419.

Response:

The definition of a blank check company is defined by Rule 419 of the Securities Act of 1933, as amendment (“Rule 419”). Specifically, Rule 419 defines a “blank check company” as a company that:

i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

Notably, the definition of a blank check company is not the same as shell company. The Issuer is a shell company but decidedly not a blank check company.

To wit, the Issuer has a very specific business purpose and a bona fide plan of operations involving building the  NPV of a 6 MW combined cycle gas plant that will operate with very promising return on investment. The Issuer’s business operations and proposed operations are described in the “Description of Business” section found in the Form 1-A. While the financial resources of the Issuer may be limited, that factor alone does not qualify the Issuer as a blank check entity – the company has distinct plan for its operation.

The Issuer is an early developmental stage company, and it is entirely common to find similarly situated companies with limited financial resources. The Issuer has considered all possible avenues to develop its business and further implement its business plan. In filing the Form 1-A, the Company has subscribed to the belief that: (a) the offering describe in the prospectus is the most feasible means of raising necessary growth capital; and (b) a public market for the Issuer’s common stock, should one develop, may increase the image and credibility of the Issuer in its marketplace. The Issuer acknowledges that there can be no guarantee that the contemplated offering will be successful or that a public market for its common stock will develop.

Lastly, the Issuer has disclosed in page 5 that it has no current plans to engage in any merger or acquisition with any other company or companies – which, by definition, is a blank check company. The risks and limitations further disclosed in the Form 1-A adequately explain the operations of the Issuer, and, specifically, the implications created by the company’s shell company status. The Issuer, because of its ongoing operations and specific business plan is undoubtedly an early stage company that while a shell company, is not a blank check company.

The Issuer has not filed an amendment to the Form 1-A herewith insomuch that the Commission has not directed any comments to the disclosure therein, but rather as to the Issuer as a whole. Thank you for your time and consideration. If you have any questions concerning this communication, please don’t hesitate to contact me at (201) 281-2211 or email me at aadamson@adamsonbrothers.com .

 Yours very truly,

 /s/ Andy Altahawi

 Andy Altahawi

 Consultant for Bofat Investment Inc.